Mail Stop 6010


	February 15, 2006


Robin Adler
Chief Executive Officer
Nextest Systems Corporation
1901 Monterey Road
San Jose, CA 95112

Re:	Nextest Systems Corporation
	Amendment No. 1 to Registration Statement on Form S-1
	Filed January 27, 2006
	Registration No. 333-130100

Dear Mr. Adler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that we may have a number of additional comments when you complete the numerous blanks throughout the filing.

Prospectus Summary, page 1

2. It appears that the data with respect to the growth in the flash memory market as measured in megabytes as presented here and on page
45 of your prospectus are not supported by the industry reports that you have provided. Please revise.

3. We note from the industry data you provided that the NAND and the
NOR portions of the flash memory market are generally expected to exhibit different growth characteristics over the periods presented.
With a view towards revised disclosure, please tell us the extent to which your systems or the customers to which you sell your systems address the NAND or NOR portions of the flash memory market and how your business and results of operations will be affected by the different growth characteristics of those markets.

4. We note the revisions you have made in response to prior comment
5. It is still not clear from your disclosure, however, how the growth rate in the flash memory market as measured by megabytes translates into future ATE demand. For example, we note your disclosure in the summary and on page 45 that the compound annual growth rate for the flash memory market as measured in megabytes is approximately 134.5% and your disclosure that the market for ATE is forecast to grow at a compound annual growth rate of 10.4%.
Please
revise your disclosure to make the relevance of this data clear. If there is no clear connection between the compound annual growth rate in megabytes and the compound annual growth rate for the ATE market, or if the 10.4% compound annual growth rate is the more relevant statistic to your future growth prospects, it is unclear why you have prominently featured the compound annual growth rate in megabytes.

5. If you retain the reference to the Gartner data on ATE systems, expand to also reflect the estimated decline in 2009 and 2010 and the overall negative growth rate, rather than only choosing 2008 because it will give you the most favorable estimates.

6. We note your response to prior comment 4. Please reconcile that response with the disclosure you have made in the last sentence of the first paragraph that "[o]ur systems are predominantly used by our customers to test semiconductors that are used in a wide range of high growth customer products, including flash-based portable music players, such as the iPod nano...," and the similar disclosure throughout your prospectus. Also, reconcile your response to prior comment 4 with your response to prior comment 6 that your "ATE is used by the primary supplier of flash memory to Apple to perform final test of the flash memory ICs that they sell to Apple for use in the iPod nano."

7. We note your response to prior comment 6. If you elect to retain your reference to the iPod nano, you should disclose with equal clarity and prominence throughout your filing that you have not derived a material portion of your historical revenues from the sale of ATE systems for use in the flash memory test market for iPod nanos.

Risk Factors, page 7

8. We note from your response to prior comment 22 that you deleted the risk factor previously included in your prospectus entitled
"In
the event of environmental contamination...."  Please provide us with
your analysis as to why that risk is no longer material.

The underwriters may have a conflict of interest in connection with this offering, page 18

9. We note the revisions you have made in response to prior comment
13, including your description as to why the circumstances described in the risk factor may present a conflict of interest. Please continue to expand your disclosure to indicate why the conflict of interest may present material risks to your investors and clearly disclose the nature of those risks.

10. We note the revisions you have made in response to prior comments
14 and 15. Please further clarify your disclosure, here or in another appropriate location in your prospectus, to explain why the percentages of your preferred stock held by affiliates of your underwriters are different from the percentages in which your underwriters have an "economic interest." For example, if disclosing how the NASD defines "economic interest" would assist your investors in understanding the issues described, please include such disclosure.

11. We note "Needham Capital Partners" is listed in the table on page
69, although it is not clear yet whether it is a selling shareholder because the table is incomplete. If affiliates of Needham & Company,
LLC, are also selling shareholders, expand the risk factor to disclose, and quantify the number of shares being sold in this offering by them.

Industry Background, page 44

12. Expand the disclosure at the top of page 45 to accurately reflect the Gartner estimates. We note, for example, that CAGR is estimated to be -1.2% for the period 2004-2010. Please ensure that your disclosure throughout this filing accurately and fully describes industry and product information.

Principal and Selling Stockholders, page 69

13. We note your response to comment 27 and await your response.
Please note that any selling stockholder who is a broker-dealer must be identified as an underwriter.

Consolidated Financial Statements, page F-1

14. Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

Stock-based Compensation, page F-15

15. Refer to your response to prior comment 33. Please update the option activity to the most recent practical date. Please note that we cannot complete our review of stock-based compensation until you have included the estimated IPO price in the filing.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3643 or Angela
Crane,
Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director


cc (via fax):  Victor A. Herbert, Esq.
	Randall B. Schai, Esq.
	Marina Remennik, Esq.
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Robin Adler
Nextest Systems Corporation
February 15, 2006
Page 4